Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE DEMONSTRATES CUTTING-EDGE MPEG-4 AVC (H.264) HIGH DEFINITION IPTV AT NAB2006

        HERZLIYA, Israel, April 13, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will demonstrate live encoding of MPEG-4 AVC High Definition (HD) resolution technology at the National Association of Broadcasters show (NAB), April 24-27, 2006 in Las Vegas.

        Visitors to the Optibase booth (SL 2927) will see a demo of MPEG-4 HD encoding that provides efficient HD bandwidth utilization without compromising video quality and with no requirement for infrastructure upgrades. The demo is based on Optibase’s renowned technology, designed from the ground up to be a solution for broadband video networks, and on the company’s commitment to constantly provide customers and the market with the most innovative, high quality IPTV solutions.

        “The changing requirements of Telcos and service providers have been taken into consideration in our flexible model design,” said Lior Fite, vice president, marketing at Optibase. “Optibase offers a low risk option to simplify the migration path for operators evaluating the deployment of an MPEG-4 HD head-end system, or service providers considering providing specific HD channels and lower bit rates or migrating from MPEG-2 SD/HD to MPEG-4 SD/HD”

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates for completion of the transaction with Visions W , which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.